LIBERTY MEDIA CORPORATION

June 30, 2020

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:  Kathryn Jacobson, Senior Staff Accountant

Robert Littlepage, Accountant Branch Chief

Re:      Liberty Media Corporation
Form 10-K for the Year Ended December 31, 2019
Filed February 26, 2020

Form 10-Q for the Quarter Ended March 31, 2020

Filed May 7, 2020

File No. 001-35707

Dear Ms. Jacobson and Mr. Littlepage,

Set forth below are responses to the comments contained in the Staff’s letter to Brian J. Wendling, Chief Accounting Officer and Principal Financial Officer of Liberty Media Corporation (“LMC”), dated June 23, 2020, regarding the LMC Form 10-K for the fiscal year ended December 31, 2019 (the “Form 10-K”) and the LMC Form 10-Q for the quarter ended March 31, 2020 (the “Form 10-Q”).  For your convenience, each of our responses below is preceded by the Staff’s comment. All section references refer to the corresponding sections of the Form 10-K or Form 10-Q, as applicable and unless otherwise noted, and all page references in our responses are to the pages in the Form 10-K or Form 10-Q, as applicable. Terms used but not defined herein have the meanings ascribed to them in the Form 10-K or Form 10-Q, as applicable.

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Form 10-Q for the Quarter Ended March 31, 2020

Notes to Condensed Consolidated Financial Statements

(2) Tracking Stocks, page I-14

1.	Comment: We note that the reattribution transaction on April 22, 2020 will be reflected in the Company’s financial statements in the second quarter on a prospective basis. Considering that this will result in a change in the income, expenses (i.e., interest), assets and liabilities attributable to Sirius XM Holdings and Formula One and the related discussion in the MD&A, tell us your consideration of the guidance in ASC 280-10-50-34.

Response:  As described in the Form 10-Q, LMC has attributed its businesses, assets and liabilities among three tracking stock groups, the Liberty SiriusXM Group, the Formula One Group and the Braves Group, none of which are separate legal entities. LMC identifies its reportable segments as (a) those consolidated subsidiaries that represent 10% or more of its consolidated annual revenue, Adjusted OIBDA or total assets and (b) those equity method affiliates whose share of earnings represent 10% or more of the Company’s annual pre-tax earnings. Accordingly, the Company does not consider any of its tracking stock groups, which are neither consolidated subsidiaries nor equity method affiliates, to be reportable segments. Rather, the Company’s reportable segments are Sirius XM Holdings and Formula 1, which are both separate legal entities and consolidated subsidiaries of LMC. The overall determination of reportable segments is not influenced by the attribution of businesses, assets, liabilities and investments among our tracking stock groups. We have provided information on the tracking stock groups’ attributions within the segment footnote to assist an investor in reconciling this information with the attributed financial statements as presented in Exhibit 99.1. The April 22, 2020 reattribution transaction had no impact on Sirius XM Holdings and Formula 1, which are attributed to the Liberty SiriusXM Group and Formula One Group, respectively. Rather, there was a change in attribution of certain assets, liabilities and affiliates that do not qualify as reportable segments (for the reasons described above), and are therefore included in “corporate and other” within their respective tracking stock groups. Since there was not a change in the composition of our reportable segments, we do not believe the guidance in ASC 280-10-50-34 is applicable. In addition, corporate allocations to each of the tracking stocks, which are not considered material, are not expected to be materially impacted by the reattribution.

(9) Long-term Debt,

Debt Covenants, page I-31

2.	Comment: We note in your Form 8-K dated May 7, 2020 Formula One’s leverage ratio was 6.0x as of March 31, 2020 compared to 5.1x as of December 31, 2019. We further note that the leverage ratio is based on OIBDA as defined in the debt covenant. In future filings, please disclose the actual leverage ratio for each period presented compared with the debt covenant leverage ratio requirement for each of your segments. Since information about debt covenants is material to an investor’s understanding of the company’s financial condition and/or liquidity which could affect management’s reattribution decisions, please include a separate discussion of material debt covenants in the MD&A and factors that may impact their calculations.

Response:  In response to the Staff’s comment, we will update our disclosure accordingly beginning with our Quarterly Report on Form 10-Q for the quarter ending June 30, 2020 (our “Second Quarter Form 10-Q”).

(10) Commitments and Contingencies, page I-32

3.	Comment: Please fully disclose the risks and uncertainties associated with the suspension of sporting events due to COVID-19. Disclose your commitments such as to provide a minimum number of Formula 1 races and any game delivery obligations. Address the risks associated with not meeting these commitments. This should include the possibility of subscriber cancellations and any possible rebate obligations, in quantified detail.

 Response:  In response to the Staff’s comment, we will update our disclosure accordingly, to the extent known, beginning with our Second Quarter Form 10-Q.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Material Changes in Financial Condition, page I-47

4.	Comment: We note that given the uncertainty of the impacts of COVID-19, you are monitoring your ability to comply with debt covenants in future periods and are in discussions with certain counterparties to your debt obligations. In future filings, please expand your disclosures to include the significant debt covenants and the particular companies affected.

We also note that significant portions of Sirius XM Holdings and Formula One's debt are indexed to LIBOR. Please discuss your progress and the anticipated effects of your transition away from LIBOR. Refer to https://www.sec.gov/news/public-statement/libor-transition.

Response:  In response to the Staff’s comment, we will update our disclosure, to the extent known, beginning with our Second Quarter Form 10-Q.

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If you have any questions with respect to the foregoing or require further information, please contact the undersigned at (720) 875-5437.

Very truly yours,
/s/ Brian J. Wendling
Brian J. Wendling

cc:	Renee L. Wilm – Liberty Media Corporation

Barry Amman – KPMG LLP
Beverly B. Reyes – Baker Botts L.L.P.